Filed by Interwoven, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: iManage, Inc.

Commission File No.: 33-108262

The following information has been and will be presented by Interwoven, Inc. management in presentations to employees of
iManage, Inc.

Merger Update

Doug Jones

SVP Corporate Development – 9/11/03

INTERWOVEN                                                                 iMANAGE

INTERWOVEN

Undisputed leader in Web Content Management

WORLD CLASS
customers
solutions
vision

WCM

Patent:
"System and Method for Website Development"

The United States of America
The Director of the United States Patent and Trademark Office
United States Patent

INTERWOVEN

Undisputed leader in Web Content Management

Patent:

“System and Method

for Website Development”

WORLD

CLASS

customers                                                 WCM

solutions

vision

INTERWOVEN

Shoring-up and Competing in ECM

Partner
Tarian Software
IBM
Merge
iManage
CDM
RM
DM
WCM
DAM
ECM
Done
MediaBin

Slide 3
Interwoven Confidential

INTERWOVEN

Shoring-up and Competing in ECM

Partner                                    Merge

CDM
RM	DM
WCM	DAM

ECM

Done

Slide 3	Interwoven Confidential

INTERWOVEN

Why this combination

■	Creates a substantial software enterprise with great people and culture – provides scale

■	Accretion drives profitability

■	Combines technology and products that are viewed together as a solution by Wall St, Customers and Analysts

■	Creates strongest ECM vendor with Strategic Vision

Slide 4	Interwoven Confidential

INTERWOVEN

Interwoven & iManage:                                                                 Combined

Platform & Solutions

Solutions

Solutions for Marketing	Solutions for Sales	Solutions for Service	Solutions for Finance	Solutions for Legal	Solutions for IT

Solutions for the Enterprise

Enterprise Application Connector Suite

Content Management Platform

Collaboration

Content Integration		Content Intelligence		Content Distribution
Web Application Management	Web Content Management	Digital Asset Management	Document Management	Email Management	Records Management

Developer Suite

Enterprise Repository Adaptor Suite

File Servers	Mail Servers	Document Servers	Database Servers

Slide 5	Interwoven Confidential

MOMENTUM!

                                                                                                          INTERWOVEN             iMANAGE

INTERWOVEN

Analysts

■	RS Investments

■	Rocker Partners

■	Dresdner RCM Global Investors

■	Broadview Investors

■	Marshall & Isley

■	Nicholas Company

■	US Bancorp

■	Thrivent

■	Wellington

■	High Rock Capital

Interwoven Confidential

INTERWOVEN

Analysts

■	American Express

■	Round Tower Capital

■	Lee Munder Investments

■	Putnam Investments

■	Frontier Capital Management

■	Ridgecrest Capital Management

■	Intrepid Capital Management

■	Galleon Group

■	Trust Company of the West

■	Chilton Investment Company

Interwoven Confidential

INTERWOVEN

Analysts

■	T. Rowe Price

■	Gardner Lewis Asset Management

■	Pilgrim Baxter & Associates

■	Miller Anderson & Sherrerd

■	Chartwell Investment Partners

■	SAC Capital Management

■	Pequot Capital Management Inc.

■	Kingdon Capital

■	Goldman Sachs & Company

■	Deutsche Asset Management

Interwoven Confidential

INTERWOVEN

Analysts

■	Times Square Capital Management

■	Zweig Dimenna Partners L.P.

Interwoven Confidential

INTERWOVEN

Positive Feedback from Analysts

■	Giga on the merger: “Interwoven and iManage to Create an Enterprise Content Management Powerhouse.”

■	“The pending merger moves the combined company into a much more formidable position in the ECM market than either Interwoven or iManage had alone, and positions Interwoven as a direct ECM competitor against Documentum, IBM, Open Text and Stellent.”

■	“…companies seeking a collaboration/DM solution should put iManage on their short lists, and companies seeking high-end WCM and DAM solutions should put Interwoven on their short lists, recognizing that the merged company will also offer a comprehensive ECM portfolio. . .”

Interwoven Confidential

INTERWOVEN

Positive Feedback from Analysts

■	Sue Feldman, VP, IDC

■	“I think that you have complementary applications that will reinforce each other, and merging your client bases will give you one strong product.”

■	Rob Lancaster, Sr. Analyst, Yankee Group

■	“It makes a ton of sense strategically.”

■	Gartner “Interwoven and iManage customers will benefit from having a single vendor that offers broader, more tightly integrated content management capabilities.”

Interwoven Confidential

INTERWOVEN

IWOV Stock Price

$3.00
$2.50
$2.00
$1.50
$2.40
$2.11
$2.10
$1.97
$2.08
$2.38
$2.47
$2.40
$2.50
$2.54
$2.50
$2.49
$2.44
$2.37
$2.39
$2.55
$2.66
$2.85
$2.88
$2.86
$2.85
$2.81
$2.92
8/6
8/7
8/8
8/11
8/12
8/13
8/14
8/15
8/18
8/19
8/20
8/21
8/22
8/25
8/26
8/27
8/28
8/29
9/2
9/3
9/4
9/5
9/8

INTERWOVEN

[Graphic]

IWOV Stock Price

Integration Timeline

INTERWOVEN    iMANAGE

INTERWOVEN

Process timeline

August
September
October
November
9/13/03
Chicago
Engineering introduction
9/11/03
Chicago
All-hands presentation
8/11/03-8/29/03
Investor road show
9/1/03
Early termination
on HSR
9/29/03
SEC comments
back
10/20/03
Clear SEC
11/17/03
Shareholder
Meeting and close!
8/6/03
Merger
announcement
8/19/03
HSR filed
9/5/03
Integration
Task-Force
kicks off
10/24/01
Proxies
mailed
8/6/03
iManage
All-hands
presentation
8/27/03
S4 filed
9/19/03
Product
Integration
planning

Slide 15

Interwoven Confidential

INTERWOVEN

Process timeline

[Timeline appears here]

Slide 15	Interwoven Confidential

INTERWOVEN

Integration Task Force

■	Three executives from IWOV and three executives from iManage

■ Doug Jones	John Calonico
■ Dave Allen	Joe Campbell
■ Doreena Ross	Rafiq Mohammadi

■	Weekly meetings focused on logging, addressing and communicating on HR and business issues, financial modeling as well as planning post close activities (facilities, IT, legal, positioning…)

Slide 16	Interwoven Confidential

INTERWOVEN

Integration Task Force – 3 Goals

■	Achieve desired synergies as quickly as possible

■	Keep individual company momentum going

■	Communicate to all employees status as appropriate.

Slide 17	Interwoven Confidential

?

INTERWOVEN                    iMANAGE

Notices

On September 2, 2003, Interwoven, Inc. and iManage, Inc. issued a joint press release announcing that on August 29, 2003, the Federal Trade Commission granted early termination of the waiting period under the Hart-Scott-Rodino Act for the proposed merger of Interwoven and iManage. The text of the joint press release follows.

Interwoven and iManage Announce Early Termination of

Hart-Scott-Rodino Antitrust Review

Stockholder Votes Expected in Q4

SUNNYVALE, Calif. and FOSTER CITY, Calif.—September 2, 2003—Interwoven, Inc. (Nasdaq: IWOV) and iManage, Inc. (Nasdaq: IMAN) today announced that on August 29, 2003, the Federal Trade Commission granted early termination of the antitrust waiting period under the Hart-Scott-Rodino Act for the proposed merger of Interwoven and iManage.

“Passing the HSR waiting period is more good news for our joint customers around the world,” said Martin Brauns, chairman and CEO of Interwoven. “With this critical milestone behind us, together with iManage we can now continue to focus on ramping and delivering the finest quality, most comprehensive end-to-end content management offerings in the industry.”

This transaction remains subject to various conditions and approval by the stockholders of both Interwoven and iManage. Both companies continue to expect that this transaction will close during the fourth quarter of 2003.

About Interwoven

Interwoven, Inc. is a world-leading provider of content management software for the enterprise. Allied with the leading enterprise application providers, the Interwoven 6 platform provides content management for more than 1200 organizations world wide including Air France, Cisco Systems, General Electric, General Motors, and Yamaha.

About iManage

Headquartered in Foster City, Calif., iManage, Inc. is a leader in collaborative document management software that enables businesses to efficiently manage and collaborate on critical business content across the extended enterprise. More than 600,000 professionals in 1,300 businesses have transformed their organizations with the iManage WorkSite solution.

        Slide 19                                                                                                                                    Interwoven Confidential

INTERWOVEN

Notices

NOTE: Interwoven, TeamSite, MetaTagger, OpenDeploy, TeamCode, TeamPortal, MediaBin, the taglines, logo and service marks are trademarks of Interwoven, Inc., which may be registered in certain jurisdictions. iManage, the iManage logo, WorkTeam, WorkDocs, WorkPortal, WorkRoute and DeskSite are registered trademarks of iManage, Inc. iManage WorkSite, iManage WorkKnowledge and iManage MailSite are trademarks of iManage, Inc. All other trademarks are owned by their respective owners.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On August 27, 2003, in connection with the proposed merger transaction involving Interwoven and iManage, Interwoven filed with the SEC a Registration Statement on Form S-4 containing a joint proxy statement/prospectus. Any offer of securities will only be made pursuant to a final joint proxy statement/prospectus. Investors and security holders are urged to read this filing because it contains important information about the reorganization transaction described herein. Investors and security holders may obtain free copies of this document and other documents filed with the Securities and Exchange Commission at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of Interwoven documents filed with the SEC by contacting Interwoven Investor Relations, Interwoven, Inc. 803 11th Avenue, Sunnyvale, CA 94089, 408-530-7009, investor.relations@interwoven.com. Investors and security holders may obtain free copies of the iManage documents filed with the SEC by contacting iManage Investor Relations Department, 950 Tower Lane, Suite 500, Foster City, CA 94404, 550-577-6500, investor@imanage.com.

The Officers and Directors of Interwoven and iManage may have interests in the merger, some of which may differ from those of the stockholders of Interwoven and iManage generally. In addition, Interwoven and iManage, their respective directors, officers and employees may be deemed to be participants in the solicitation of proxies in favor of the merger from the stockholders of Interwoven and iManage. Information about the directors and officers of Interwoven and iManage and the interests they may have in the merger is available in the joint proxy statement/prospectus which is included in the Registration Statement on Form S-4 filed by Interwoven with the SEC on August 27, 2003. Additional information regarding the directors and executive officers of Interwoven is also included in the proxy statement for Interwoven’s 2003 annual meeting of stockholders filed with the SEC on April 28, 2003. Additional information regarding the directors and executive officers of iManage is also included in the proxy statement for iManage’s 2003 annual meeting of stockholders filed with the SEC on April 25, 2003.

###

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that are subject to risks, uncertainties and other factors that could be deemed forward-looking statements and could cause actual results to differ materially from those referred to in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of timing of closing, stockholder approval and execution of product integration plans are forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Interwoven/iManage merger does not close or that prior to the closing of the proposed merger, the business of the companies suffer due to uncertainty; the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that Interwoven and iManage are unable to transition

Slide 20	Interwoven Confidential

INTERWOVEN

Notices

customers, successfully execute their integration strategies, or achieve planned synergies; lack of market acceptance of the iManage or Interwoven platform and suite of products, failure of the market for content management software to develop and grow as quickly as expected; delays and difficulties in introducing new products and enhancements to address the needs of specific vertical markets; the introduction of new products or services by competitors that could delay or reduce sales; the failure of reseller and OEM programs to develop as expected; the impact of world and geopolitical events on sales cycles and transaction closure rates; and actual or perceived declining economic conditions that could negatively affect sales and profits. Additional information concerning factors that could cause Interwoven’s and iManage’s respective actual results to differ materially from those contained in the forward-looking statements or elsewhere can be found in the joint proxy statement/prospectus filed by Interwoven with the SEC on August 27, 2003, including, without limitation, under the caption “Risk Factors.” In addition, Interwoven’s and iManage’s filings with the SEC, including but not limited to Interwoven’s most recent reports on Forms 10-K and 10-Q filed with the SEC on March 25, 2003, and August 13, 2003, and iManage’s Forms 10-K, 10-Q and 10-Q/A filed with the SEC on March 26, 2003, August 8, 2003 and August 11, 2003, respectively, also identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Interwoven’s or iManage’s results could differ materially from either company’s expectations in these statements. Neither company assumes any obligation and does not intend to update these forward-looking or other statements in this release.

These filings are available on a Website maintained by the Securities and Exchange Commission at http://www.sec.gov.

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Slide 21	Interwoven Confidential